Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a letter dated May 3, 2013, that is being mailed to participants in Empire State Building Associates L.L.C, and each of the letters referred to therein:

[MH Letterhead]

May 3, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“ESBA”):

We receive phone calls, e-mails, and letters from participants who support our proposed consolidation and IPO transaction. Some have offered or requested for us to distribute their communication. We identify any item of disclosure or prior communication relevant to any letter or e-mail we send to comply with Securities and Exchange Commission disclosure requirements.

Enclosed, please find three such letters.

•	Mr. Leder is an investor.

•	He has called other investors in support of the proposals and has had numerous conversations with representatives of Malkin Holdings.

•	He previously wrote a letter to investors in 60 East 42nd St. Associates L.L.C., which we mailed to them with his permission.

•	Enclosed is his most recent letter regarding ESBA which Mr. Leder asked us to send.

•	Mr. Silver is an investor.

•	The communication from Mr. Silver arrived without prior notification and he gave us permission to send the letter to investors.

•	Mr. Silver made certain comments on the motives and financial resources of the Edelmans. To comply with SEC rules, they have been redacted, and we cannot share them with you.

•	Ms. Zark is an investor.

•	The communication from Ms. Zark arrived without prior notification, and she gave us permission to send the letter to investors.

The vote remains open, and we continue to receive new consents. If you have not yet voted FOR the proposals, we urge you to do so now.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com if you have any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

To Fellow Empire State Building Associates Investors                    April 15, 2013

My name is George Leder. I have been a successful real estate investor for almost 40 years and have served as a financial analyst for a commercial real estate developer who owned and managed office buildings. I am affiliated with neither the Malkins nor the opposition. I have no hidden agendas or ulterior motives save one: I wish to see the consolidation become reality because I believe the REIT gives investors the best opportunity to maximize their investment in the Empire State Building. I have spoken to a bunch of ESBA investors, and after much encouragement I have decided to put my thoughts onto paper in the hope of sharing them with you. I have asked the Malkins to forward this to ESBA investors, so if you’re reading this I guess they have.

Let’s start with what I consider to be the biggest benefit of the REIT, that being the liquidity that the consolidation will provide. Under the current structure of our investment there is no active market for cashing in on the value of our investment. If we want to help our children buy a house, want to help our grandkids pay for their college education, take that expensive vacation we might want, need money for health reasons, buy that vacation home or whatever reason we may wish to do, there is no equitable way to access the funds. Yes, there have been sales of ESBA units over the years, but they have been for far less than we are expected to receive from the consolidation. Even the current offer from the MacKenzie group of $175,000 for a participation unit is only about 54% of the exchange value. With the REIT, if we so choose, we can sell how much or how little we need to get however much cash we want. We cannot do that under the current structure.

Another benefit of the REIT is diversification. Any financial advisor will advise his clients to diversify their investments and not to put too much of their eggs in one basket. There are actually two ways we can achieve diversification from the REIT. The first is obvious. Instead of counting on just one building, we now have a group of properties contributing to the REIT. The other way diversification enters into this is through the ability to convert some of the REIT into other investments. For many of us, the ESBA investment represents a significant percentage of our total investment portfolio and our overall net worth. Going back to the liquidity issue, the REIT will allow us to sell some of our holdings and buy investments in other things. If you want income, there are many investments out there that pay a better return than the REIT will pay. If you want growth, again there are investments that you can buy. The important thing is that you have the ability to greatly increase the diversification of your portfolio if you so choose.

From listening to the conference calls from the opposition, I understand that probably the major issue for many of you is the distributions and how they will be affected by the REIT. In these conference calls, we have been told that the distribution from ESB is going to increase dramatically over the coming years and that we will be worse off under the REIT. We were told that there were many people working on putting together the numbers that would show this to be true. But this never came to pass. Using the Duff & Phelps projections, Alan Kovacs in a conference call gave his analysis of what he believed we could expect to get in 2016 and beyond. It was a very good analysis, and it would be great if it turns out to be true. Unfortunately there was no comparable analysis to show what we might reasonably expect to receive for 2016 and beyond from the REIT. Could it be less, the same, more? Who knows? The other problem with using projections is that they are based on a variety of assumptions. I used to do such projections, and you use assumptions of future rents, rate of lease up of vacant space, renewal of leases, expenses, etc. In the case of ESB, there are two other major sources of revenue: the observation deck and the transmission towers. With the new World Trade Center tower scheduled to open, both of those sources could be negatively affected. How much remains to be seen. The only thing I can say is that these projections need to be looked at for what they are: educated guesses of future performance. Even Duff & Phelps state that the projections should not be relied upon “as an indicator of future performance” They also state “The actual performance of the properties and management companies may be materially different from these projections because of changes in market conditions and many other factors”. So there is uncertainty as to what the annual distribution will be from ESBA in its current structure compared to what it will be under the REIT structure. We do know that the REIT is required to distribute at least 90% of its taxable income to investors. ESBA has no such requirement.

Another issue I’ve heard is that there is something special, a sense of pride in being an owner of the Empire State Building, and that we’d lose that with the REIT. I know it’s kind of neat to see people’s reaction when I tell them I’m one of the owners of the Empire State Building. Well, guess what. Under the REIT I’ll still be an owner of the Empire State Building, and also the Lincoln Building, and the Fisk Building, and a bunch of other building in the REIT. So in my mind, that really isn’t an issue at all. Under the REIT I still retain that pride of ownership and get all the flexibility to manage my investment under a modern ownership structure.

Another issue mentioned is that the price of our stock/operating units can fall like any other stock and be worth less in the future. That’s true. But the price can also go up and make our investment worth more. That’s also true. If indeed the Duff & Phelps projections for ESB and the other buildings turn out to be accurate and we can expect to receive increasing distributions in future years, such increased income should translate into a higher market price for the stock/operating units. With the liquidity of the REIT we have the ability to access this increased value. Currently it really doesn’t matter how much our building increases in value since we have no way to monetize that. And remember that the distribution is unaffected by the share price. So if you have no desire to sell your shares and just want to continue to receive your distributions on a regular basis, you have no reason to concern yourself over what the share price is.

Other benefits investors and I have discussed include the stepped up basis for the stock/operating units that are given to our heirs, which will reduce significantly any capital gains they will have upon sale of the shares. Also let’s not forget the nice cash bonus we will receive upon the happening of the REIT, consisting of a share of the settlement of the class action lawsuit, the reimbursement of the costs associated with the REIT, and return of reserve funds from ESB. These will not be forthcoming if the consolidation does not take place.

That’s about all I want to say. For those of you who have voted for the consolidation, I believe you have made a wise decision. For those of you who have voted against it, I hope you’ll reconsider. For those of you who have still not voted, I hope you’ll consider the benefits of the consolidation that I have discussed in this letter and decide to vote for the consolidation.

Sincerely,

George Leder

APRIL 24, 2013

TO MY FELLOW SHAREHOLDERS,

I OWN A SHARE, AS YOU DO, IN THE EMPIRE STATE BUILDING. I HAVE NEVER MET THE MALKINS, BUT I AM DEEPLY CONCERNED ABOUT THE CONTROVERSY THAT HAS SWIRLED AROUND THEIR PROPOSAL TO CONVERT THE STATUS OF OUR INVESTMENT TO ONE THAT WOULD PERMIT US TO REALIZE HUNDREDS OF THOUSANDS OF DOLLARS FROM THE SALE.

LIVING NOW MOSTLY ON MY PENSION AS A RETIRED UNIVERSITY PROFESSOR, I CAN USE THE MONEY TO HELP PAY OFF MY DAUGHTER’S HUGE COLLEGE LOAN AND TO HELP DEFRAY THE COLLEGE EXPENSES OF MY GRANDCHILDEN. THE AMOUNT TO BE REALIZED IS ASTOUNDINGLY LARGE COMPARED TO THE ORIGINAL MONETARY INVESTMENT WE MADE. THE MALKINS HAVE DONE EXTREMELY WELL FOR US.

AS YOU KNOW, THIS VERY SUBSTANTIAL SUM FOR EACH OF US IS BEING BLOCKED BY A PAIR OF BROTHERS, THE EDELMANS. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXX

THE EDELMANS ASSURE US THAT THE VALUE OF OUR SHARE WILL INCREASE. SUCH SANGUINE ASSURANCES ARE NOT TO ME CONVINCING. THE MARKET IS UNPREDICTABLE AND AS AN AGING BUILDING, WHOSE OCCUPANCY VARIES, THE EMPIRE STATE IS SURROUNDED BY NEWER, BEAUTIFUL SKYSCRAPERS WITH BETTER WORKING SPACE. IT IS ALSO A PRIME TARGET FOR TERRORISM. ITS VALUE MAY WELL DECLINE. CERTAINLY THE VALUE OF THE DOLLAR IS DECLINING.

WHATEVER THE LEGAL REQUIREMENTS FOR PASSAGE OF THE PROPOSAL, THE EDELMANS ARE OBVIOUSLY IGNORING THE SIMPLE DEMOCRATIC PRINCIPLE OF MAJORITY RULES. I FIND IT IMMORAL TO DEPRIVE SO MANY OF US FROM REALIZING HUGE PROFITS FROM THE PROPOSAL. I HAVE NO OPINION OF WHETHER THE MALKINS ARE MAKING TOO MUCH MONEY FROM THIS TRANSACTION. IT IS FOR ME IRRELEVANT. MY CONCERN IS WITH MY LOSS OF A LARGE SUM WHICH I COULD USE TO BENEFIT MY FAMILY NOW.

I URGE MY FELLOW SHAREHOLDERS TO FOLLOW THEIR OWN INTERESTS AND NOT THOSE OF THE EDELMAN BROTHERS AND THEREFORE TO VOTE THEIR APPROVAL OF THE PROPOSAL.

YOURS RESPECTFULLY,

/s/ Arnold Silver
ARNOLD SILVER, PROFESSOR EMERITUS

Dear Peter and Anthony Malkin:

My name is Lesley Zark. My sister’s name is Jenna Zark. As ESBA investors, we voted “yes” on the proposal for the reit. I have just read the article in today’s New York Times, and wanted to comment on what the article seemed to convey to me.

It appears that the investors who are suing you, seem to be angry that you will profit from this consolidation. My sister and I are small investors—we have 1 and 1/2 shares each—as my father Max Zark, who has passed on, bought 3 shares in 1961,

I think other investors should be aware, that very wealthy investors, do not care that the reit will help the smaller investors greatly. By finally making ESB shares liquid, and with other buildings to help the amount of liquidity to those of us who are not as wealthy, we finally have the chance to make money on the open market, since the Empire State Building will definitely make money, and our unit values will go up. This is a win/win for us.

The group who is opposing you, seems not to like the fact that both of you will profit also. I am sorry to hear this, as it hurts all the investors.

I hope people will realize that the struggle of those investors that seem not to like you, for whatever reasons, are not helping any of us who are invested in ESBA. The reit benefits all of us. Good luck in court, Our future depends on it.

Sincerely,
Lesley C. Zark